Exhibit (a)(1)(xv)

TO: Eligible EFI Employees

FROM: efioptionexchange@efi.com

Date: September 10, 2009

Re: Stock Option Exchange Program

Team,

As a follow up to the email from Guy on August 31, 2009, we are providing to you this email and its attachment. The attachment is the Supplement, dated September 10, 2009, which amends the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments, dated August 31, 2009, that was previously provided to you. The Supplement clarifies certain of the information included in the Offer to Exchange.

We will include the Supplement on the election website and intranet. As a reminder, you can access the election website at https://webapps.efi.internal/exchange. In addition, the Supplement will be available on our intranet at

http://info-new/departments/hr/soe.asp.